Mail Stop 6010	April 3, 2006

Mr. Haig Keledjian
Chief Executive Officer and President
Viral Genetics, Inc.
1321 Mountain View Circle
Azusa, CA 91702

Re:	Viral Genetics, Inc.
	Registration Statement on Form SB-2; filed May 16, 2006
	File No. 333-134185

Dear Mr. Keledjian:

      This is to advise you that we have limited our review of the above referenced registration statement to the clearance of our comments on your confidential treatment requests of certain agreements filed with your periodic or current reports and to ensure that any issues that are outstanding with respect to our current review of your Form 10-KSB for the period ended December 31, 2004 are fully resolved.

      Once you have complied with our comments on these confidential treatment requests and your Form 10-KSB, we will act upon any request for acceleration of the effective date of the Form SB-2 and, pursuant to delegated authority, grant acceleration of the effective date. We will consider your request for acceleration, and any request from the underwriters if applicable, as a confirmation of the fact that those requesting acceleration are aware of their responsibilities under the
Securities Act of 1933 and the Securities Act of 1934 as they relate to the proposed public offering.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

	?	should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 	Please direct any questions to Sonia Barros at (202) 551-
3655.

         	               					Sincerely,



                	          					Jeffrey
Riedler
                           					Assistant
Director

cc:	Mark E. Lehman, Esq.
      Parsons Behle & Latimer
      201 South Main Street, Suite 1800
Salt Lake City, UT 84111
Mr. Haig Keledjian
May 25, 2006
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